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                                    EXHIBIT 20
Letter To Our Stockholders
November 9, 1995

Dear Stockholder:

     I am encouraged by improvements we currently are experiencing in our operational cash flow as the result of widespread cost-saving measures and strategies. However, as anticipated in a previous announcement, our earnings performance in the beginning months of fiscal 1996 has been severely affected by a combination of exceptionally high raw material costs for grain, stiff competition from European wheat gluten producers and softness in the fuel alcohol market. As a result, we experienced a first quarter pre-tax loss of almost $4,000,000. After the credit for income taxes, the resulting net loss was $2,377,000, or $0.24 per share on sales of $47,160,000. For the first quarter of fiscal 1995, we had net income of $2,756,000, or $0.28 per share on sales of $45,984,000.

     Prices for wheat, which we mill into flour and then process into vital wheat gluten and premium wheat starch, have reached their highest levels since 1974. Our cost for wheat in this year's first quarter averaged $1.10 more per bushel compared to the prior year's first quarter. Our costs for corn and milo, which are used in our distillery operations, increased an average of 42 cents per bushel compared to a year ago.

     The higher wheat prices put an additional squeeze on our ability to compete cost effectively in the wheat gluten market, which continues to be flooded by gluten imports from the European Union (E.U.). This tide of imports is being sustained by a lopsided tariff structure and government incentive programs which greatly benefit E.U. wheat gluten and wheat starch producers. These inequities presently are being addressed by the office of U.S. Trade Representative Mickey Kantor. To help keep this issue a priority, I ask you to assist the efforts of our employees and many others, including several U.S. Senators and Representatives, by writing to Ambassador Kantor and urging him to level the playing field. His address is: Office of the U.S. Trade Representative, 600 17th Street N.W., Washington, D.C. 20506.

     In the meantime, as we reported in our recent Annual Report to Stockholders, we will continue to place emphasis on the development of specialty wheat gluten and wheat starch products for value-added market niches. This approach in the wheat starch area has been especially successful and has increasingly contributed to our steady growth in total wheat starch sales.

     Demand for our food grade alcohol for beverage, industrial and commercial applications remains strong, while conditions in our fuel grade market remain flat in the face of high grain costs. As a result, we will continue to gear our distillery operations toward maximizing the production of food grade alcohol.

     These strategies complement an intense cash management plan we have in place to trigger a turnaround, both short term and long-term. The recent decision by our Board of Directors not to declare a cash dividend on the Company's common stock for the first quarter coincides with multiple measures we have implemented to improve cash flow.

     In closing, I would like to reiterate that we are seeing strong indications that these measures and strategies are working. When grain costs and selling prices return to more normal levels, we will be prepared to increase production and sales in all three of our principal product areas and
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to realize significant long-term growth.


                                          Sincerely,

                                          /s/ Ladd M. Seaberg
                                          Ladd M. Seaberg
                                          President and CEO